MANAGEMENT DISCUSSION AND ANALYSIS
----------------------------------


RESULTS OF OPERATIONS


Six months ended March 31, 2002 compared with six months ended March 31, 2001.

Net Revenue
-----------

Net revenue for the six months ending March 31, 2002 was $30.7 million compared to $42.2 million for the six months ended March 31, 2001, representing a decrease of $11.5 million or 27%. The decrease in revenue results from a combination of general economic slowdown in the North American and the U.K. marketplace as well as a specific slowdown within the advertising and technology markets, particularly in New York. Our revenue from marketing activities decreased $6.7 million from $14.3 million to $7.6 million. The largest portion of this decrease being a decline in revenue in New York of $5.8 million and a further decrease of approximately $1.0 million in revenue relating to Canadian marketing. Technology revenue decreased $3.2 million from $8.8 million to $5.6 million. Again the reduction in revenue relates largely to the decline in business in our New York operations. Net revenue from design services decreased $1.7 million from $19.2 million to $17.5 million.

In the six months ended March 31, 2002, net revenue from marketing represented approximately 25% of our net revenue, while technology and design represented 18% and 57% respectively. In the six months ended March 31, 2001, marketing represented approximately 34% of net revenue, while technology and design represented 21% and 45% respectively.

The geographical breakdown of our net revenue for the six months ended
March 31, 2002 was 38% from the United States, 23% from the United Kingdom and Continental Europe, and 39% from Canada. Net revenue for the six months ended March 31, 2001 was 49% from the United States, 22% from the United Kingdom and Continental Europe and 29% from Canada.


EBITDA before Goodwill write-down, Restructuring costs and Unusual item
-----------------------------------------------------------------------

For the six months ended March 31, 2002, we had an EBITDA loss, before goodwill write-down, restructuring costs and unusual item of ($2.8) million and for the six months ended March 31, 2001, we earned $7.5 million in EBITDA.


Operating Expenses
------------------

Operating expenses for the six months ended March 31, 2002 was $33.5 million compared to $34.7 million for the six months ended March 31, 2001, representing a decrease of $1.3 million.

Salaries and benefits expense remained consistent at $25.3 million for the six months ended March 31, 2002 and 2001. In response to the significant decrease in revenue experienced by the Company during the first six months of the year, management implemented a plan to reduce salary and benefit expense during the second quarter. As a result of this downsizing a saving of approximately $14.5 million in annual salary and benefit expenses will be realized. Management believes that the ongoing salary and benefit expenses will be more in line with expected revenues.

General and administrative expenses for the six months ended March 31, 2002, was $5.7 million compared to $7.2 million for the six months ended March 31, 2001, representing a decrease of $1.5 million. The decrease in general and administrative expenses were largely due to reduced expenditures in the area of marketing and promotion, shareholder relations as well as reduced expenditures associated with reduced level of revenue.

Occupancy costs for the six months ended March 31, 2002 was $2.5 million compared to $2.3 million for the six months ended March 31, 2001. Management has accrued for the anticipated costs of restructuring certain US leases in this quarter and continues to look at ways to reduce its occupancy expenses by subleasing redundant office space.

Interest charges for the six months ended March 31, 2002, was $340,682 compared to in $370,281 in the six months ended March 31, 2001. The slight decrease in interest charges was due to lower interest rates offset by additional interest expense relating to the amortization of deferred financing costs, which are recorded as interest expense.

Restructuring costs for the six months ended March 31, 2002, was $7.3 million. In response to general economic downturn impacting our business, management implemented a restructuring plan during the first half of this fiscal year in order to bring costs more in line with the expected revenues. See Note 1 to the consolidated financial statements.

Unusual item for the six months ended March 31, 2002, was $752,000. The unusual item represents the write off of unamortized financing fees incurred in connection with the credit facility. See Note 2 to the consolidated financial statements.

The above factors resulted in a decrease in our earnings before income taxes and goodwill amortization from $5.6 million in 2001 to a loss of ($4.6) million in 2002.

Goodwill amortization increased from $1.5 million to $1.8 million due to increased amount of goodwill derived from acquisitions and earnout payments. In the second quarter of 2002, a $28.4 million write-down of goodwill was recorded, as discussed in Note 1 to the consolidated financial statements.


Net Earnings (Loss)
------------------

As a result of the foregoing factors, we had a net loss of ($37.6) million for the six months ended March 31, 2002, compared to net earnings of $1.6 million for the six months ended March 31, 2001.


Per Share Amounts
-----------------

The per share amounts are as follows: for the six months ended March 31, 2002, the fully diluted EBITDA loss before goodwill write-down, restructuring, and unusual item per share was ($0.13), the fully diluted earnings (loss) before amortization and write-off of goodwill per share was ($0.36) and the fully diluted net earnings (loss) per share was ($1.80). For the six months ended March 31, 2001, the fully diluted EBITDA per share was $0.35, the fully diluted earnings before goodwill amortization per share was $0.15 and the fully diluted net earnings per share was $0.08.

Cash Flows
----------

Net cash provided by (used in) operating activities before any increase/ decrease in non-cash operating working capital was ($7.3) million for the six months ended March 31, 2002, and $4.9 million for the six months ended
March 31, 2001. Decrease in net cash provided by operating activities is primarily due to decreased earnings, offset by the write-down of goodwill, as discussed previously.

Net cash used in financing activities was ($263,874) for the six months ended March 31, 2002 and net cash used in financing activities was ($5.4) million for the six months ended March 31, 2001. The decrease is primarily due to the increase in debt in the current period reduced by the redemption of common shares.

Net cash used in investing activities was ($855,571) for the six months ended March 31, 2002 and ($3,456,789) for the six months ended March 31, 2001. The decrease is primarily due to fewer payments related to acquired businesses and a decrease in the purchase of capital assets.




RESULTS OF OPERATIONS


Three months ended March 31, 2002 compared with three months ended
March 31, 2001


Net Revenue
-----------

Net revenue for the three months ending March 31, 2002 was $14.0 million compared to $20.4 million in the three months ended March 31, 2001, representing a decrease of $6.4 million or 31%. The explanations for the decreases are the same as previously discussed in the six month comparison.


EBITDA before Goodwill write-down, Restructuring costs and Unusual item
-----------------------------------------------------------------------

For the three months ended March 31, 2002, we had an EBITDA loss before goodwill write-down, restructuring costs and unusual item, of ($2.5) million and for the three months ended March 31, 2001, we earned $3.1 million in EBITDA.


Operating Expenses
------------------

Operating expenses for the three months ended March 31, 2002 were $16.6 million, compared to $17.4 million for the three months ended March 31, 2001, representing a decrease of $780,000. As discussed previously above in the six-month comparison, management implemented a restructuring plan primarily enacted during the first half of this fiscal year, see Note 1 to the consolidated financial statements.


Net Earnings (Loss)
-------------------

As a result of the restructuring charges and goodwill write-downs noted above, we had a net loss of ($35.8) million for the three months ended March 31, 2002, compared to net earnings of $531,972 for the three months ended March 31, 2001.


Per Share Amounts
-----------------

The per share amounts are as follows: for the three months ended March 31, 2002, the fully diluted EBITDA loss before goodwill write-down, restructuring and unusual item per share was ($0.12), the fully diluted earnings (loss) before goodwill per share was ($0.31) and the fully diluted net earnings (loss) per share was ($1.71). For the three months ended March 31, 2001, the fully diluted EBITDA per share was $0.15, the fully diluted earnings before goodwill per share was $0.06 and the fully diluted net earnings per share was $0.03.


Cash Flows
----------

Net cash used in operating activities before any increase/decrease in non-cash operating working capital was ($6.3) million for the three months ended March 31, 2002 and $2.2 million for the three months ended March 31, 2001. Decrease in net cash provided by operating activities is primarily due to decreased earnings offset by the write down of goodwill.

Net cash provided by (used in) financing activities was ($105,204) for the three months ended March 31, 2002 compared with a use of ($4.0) million for the three months ended March 31, 2001. The use of cash in the current period relates to a repayment of long-term debt.

Cash used from investing activities for the three months ended March 31, 2002 was $544,000, compared with $2.8 million for the three months ended March 31, 2001. The use of cash relates to the purchase of capital assets and the payment of contingent consideration relating to prior acquisitions.


Financial Condition and Liquidity
---------------------------------

As at March 31, 2002 compared to September 30, 2001

As at March 31, 2002 the Company had a working capital deficit of ($7.3) million compared with a working capital deficit of ($429,933) at September 30, 2001. This working capital deficiency arises due to the fact that the borrowings under the bank credit facility must be classified as a current liability as a result of the Company not being in compliance with one of its covenants. The decrease in working capital in this period is primarily the result of the operating loss during this period.

On April 29, 2002, as disclosed in Note 4 of the consolidated financial statements, the Company issued $1.8 million in convertible debentures.
The net proceeds from the sale of the debentures were used for general working capital purposes to support the Company's restructuring activities. During fiscal 2001, the Company established an extendable revolving line of credit under which it can borrow funds in either Canadian dollars, U.S. dollars or U.K. Pounds Sterling, provided the aggregate borrowings do not exceed $40.0 million Canadian. Advances under the line of credit can be used for general purposes (to a maximum of $2.0 million), and financing acquisitions which have been approved by the lenders. As at March 31, 2002 approximately $9.8 million has been borrowed under the facility, none of which is for general corporate purposes.

As at March 31, 2002 and September 30, 2001, the Company was not in compliance with its covenant calculations involving trailing 12 month earnings before interest, taxes, depreciation and amortization. As the lenders have the right to demand repayment of the outstanding borrowings if the covenants are not met, the entire amount of the debt is classified as a current liability.
The Company is continuing to have discussions with its lenders regarding the amendments to the terms of the facility. The lenders have indicated additional borrowings under the facility will not be permitted without their prior approval, other than the $2.0 million available for general corporate purposes.

Historically the Company has funded its liquidity needs through funds provided from operating activities, equity offerings and long term borrowings. Management believes that is has a number of options available to finance the repayment of the non-interest bearing promissory notes due on June 30, 2002, amounts owing under the restructuring plans and expected cashflow shortfalls (or other operating obligations). These options include, additional debt or equity financing under private placements, renegotiating its bank credit facilities, renegotiating the payment terms of its promissory note, and the sale of some of its businesses. In addition, management has made every effort to negotiate the restructuring charges in such a way as to minimize the short term cash requirements.





ENVOY COMMUNICATIONS GROUP INC.
CONSOLIDATED BALANCE SHEETS
(In Canadian dollars)
(Unaudited - Prepared by Management)

-------------------------------------------------------------------------------
As at                                         March 31             September 30
                                                  2002                     2001
-------------------------------------------------------------------------------
Assets

  Current assets:

  Cash                                     $ 2,844,716              $21,781,809
  Restricted cash                              618,666                  158,500
  Accounts receivable                       26,120,211               26,940,137
  Income taxes recoverable                   3,434,479                  230,389
  Future income taxes                        2,105,000                  712,000
  Prepaid expenses                           1,479,500                1,315,009
-------------------------------------------------------------------------------
                                            36,602,572               51,137,844



  Capital assets                             9,997,999               11,533,736
  Goodwill                                  20,571,003               49,675,115
  Other assets                                       -                  681,387
  Future income taxes                        1,677,869                  822,156
-------------------------------------------------------------------------------
                                          $ 68,849,444            $ 113,850,238
-------------------------------------------------------------------------------


Liabilities and Shareholders' Equity

  Current liabilities:

  Accounts payable and
    accrued liabilities                   $ 26,183,553             $ 38,728,210
  Deferred revenue                           1,020,443                  300,071
  Amounts collected in excess
    of pass-through costs incurred           5,200,634                1,574,407
  Bank credit facility and
    current portion of long-term
    debt (Note 2a)                          11,458,548               10,965,089
-------------------------------------------------------------------------------
                                            43,863,179               51,567,777



  Long-term debt (Note 2a)                     833,826                  963,076
  Long-term portion of
    restructuring costs (Note 1)             1,101,231                        -
-------------------------------------------------------------------------------
                                             1,935,057                  963,076

  Shareholders' equity:

  Share Capital                             54,468,380               54,883,305
  Retained earnings (Deficit)              (32,033,109)               5,603,200
  Cumulative translation adjustment            615,937                  832,880
-------------------------------------------------------------------------------
                                            23,051,208               61,319,385
-------------------------------------------------------------------------------
                                          $ 68,849,444            $ 113,850,238





ENVOY COMMUNICATIONS GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT / RETAINED EARNINGS (In Canadian dollars)
(Unaudited - Prepared by Management)

-------------------------------------------------------------------------------
For the six months ended                      March 31                 March 31
                                                  2002                     2001
-------------------------------------------------------------------------------

Net revenue                               $ 30,655,912             $ 42,206,388

Operating expenses:

  Salaries and benefits                     25,296,931               25,271,455
  General and administrative                 5,665,989                7,168,230
  Occupancy costs                            2,487,111                2,258,223
-------------------------------------------------------------------------------
                                            33,450,031               34,697,908

Earnings (loss) before interest expense,
  income taxes, depreciation, goodwill,
  amortization and write-down,
  restructuring costs and unusual item      (2,794,119)               7,508,480

  Depreciation                               1,506,752                1,504,762
  Interest expense                             340,682                  370,281
-------------------------------------------------------------------------------
Earnings (loss) before income taxes and
  goodwill amortization and write-down      (4,641,553)               5,633,437

Restructuring costs and unsual
  item (Note 1)                              8,024,442                        -

Income tax expense (recovery)               (5,207,003)               2,536,201
-------------------------------------------------------------------------------

Earnings (loss) before goodwill
  amortization and write-down               (7,458,993)               3,097,236

Goodwill amortization, net of income
  taxes of $12,000 (2001-$12,000)            1,751,050                1,481,016
Write-down of Goodwill (Note 1)             28,426,266                        -
-------------------------------------------------------------------------------
Net earnings (loss)                      $ (37,636,309)             $ 1,616,220

Retained earnings, beginning of period       5,603,200                8,403,367

-------------------------------------------------------------------------------
Retained earnings (deficit),
  end of period                           $ 32,033,109)            $ 10,019,587
-------------------------------------------------------------------------------

Net earnings (loss) per share - basic          $ (1.80)                  $ 0.08
Net earnings (loss) per share - fully diluted    (1.80)                    0.08

Earnings (loss) per share before goodwill
  amortization and write-down - basic            (0.36)                    0.15
Earnings (loss) per share before goodwill
  amortization and write-down- fully diluted     (0.36)                    0.15

Weighted average number of common
  shares outstanding                        20,910,136               21,190,401

See accompanying notes to consolidated financial statements.





ENVOY COMMUNICATIONS GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT / RETAINED EARNINGS (In Canadian dollars)
(Unaudited - Prepared by Management)

-------------------------------------------------------------------------------
For the three months ended                    March 31                 March 31
                                                  2002                     2001
-------------------------------------------------------------------------------

Net revenue                               $ 14,035,676             $ 20,430,030

Operating expenses:

  Salaries and benefits                     12,127,253               13,061,386
  General and administrative                 3,294,088                3,123,478
  Occupancy costs                            1,156,600                1,170,912
-------------------------------------------------------------------------------
                                            16,577,941               17,355,776
-------------------------------------------------------------------------------

Earnings (loss) before interest expense,
  income taxes, depreciation, goodwill
  amortization and write-down,
  restructuring costs and unusual item      (2,542,265)               3,074,254

  Depreciation                                 759,810                  794,272
  Interest expense                             150,119                  137,038
-------------------------------------------------------------------------------
Earnings (loss) before income taxes
  and goodwill amortization                 (3,452,195)               2,142,944

Restructuring costs and unsual
  item (Note 1)                              7,638,442                        -

Income tax expense (recovery)               (4,666,213)                 860,823
-------------------------------------------------------------------------------

Earnings (loss) before goodwill
  amortization and write-down               (6,424,425)               1,282,121

Goodwill amortization, net of income
  taxes of $6,000 (2001-$6,000)                955,637                  750,149
Write-down of Goodwill (Note 1)             28,426,266                        -

-------------------------------------------------------------------------------
Net earnings (loss)                      $ (35,806,327)               $ 531,972
-------------------------------------------------------------------------------


Net earnings (loss) per share - basic           $(1.71)                   $0.03
Net earnings (loss) per share - fully diluted    (1.71)                    0.03

Earnings (loss) per share before goodwill
  amortization and write-down - basic            (0.31)                    0.06
Earnings (loss) per share before goodwill
  amortization and write-down- fully diluted     (0.31)                    0.06
-------------------------------------------------------------------------------

Weighted average number of
  common shares outstanding                 20,892,584               21,192,462

See accompanying notes to consolidated financial statements.





ENVOY COMMUNICATIONS GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In Canadian dollars)
(Unaudited-Prepared by Management)

-------------------------------------------------------------------------------
For the six months ended                      March 31                March 31
                                                  2002                    2001
-------------------------------------------------------------------------------

Cash flows from operating activities:

Net earnings (loss)                      ($ 37,636,309)            $ 1,616,220

Items not involving cash:

Future income tax expense (recovery)        (2,248,713)                287,514
Depreciation                                 1,506,752               1,504,762
Goodwill amortization                        1,763,050               1,493,016
Amortization of deferred financing charges      91,347                       -
Write-down of capital assets                   843,219                       -
Write-down of goodwill                      28,426,266                       -


Net changes in non-cash working capital balances:

Restricted cash                               (460,166)                      -
Accounts receivable                          1,166,808               1,347,116
Prepaid expenses                              (144,491)             (1,704,099)
Accounts payable and accrued liabilities   (12,802,612)             12,915,584
Income taxes (recoverable) payable          (3,243,219)                283,708
Deferred revenue                               720,372                (374,719)
Amounts collected in excess of
  pass-through costs incurred                2,920,598                 364,174
Long-term restructuring costs                1,101,231                       -
Other                                          590,040                 144,904
-------------------------------------------------------------------------------
Net cash provided by (used in)
  operating activities                     (17,405,825)             17,878,180
-------------------------------------------------------------------------------

Cash flows from financing activities:

Long-term debt borrowings                    1,987,641                       -
Long-term debt repayments                   (1,623,432)             (4,953,578)
Issuance of common shares for cash                   -                 397,893
Redemption of common shares                   (628,083)                      -
Reduction in restricted cash                         -                (254,399)
Other                                                -                (613,165)
-------------------------------------------------------------------------------
Net cash (used in) financing activities       (263,874)             (5,423,249)
-------------------------------------------------------------------------------

Cash flows from investing activities:

Acquisition of subsidiaries                    (52,497)             (2,015,346)
Purchase of capital assets                    (847,123)             (1,441,423)
Net proceeds on disposal of capital assets      44,049                       -
-------------------------------------------------------------------------------
Net cash (used in) investing activities       (855,571)             (3,456,769)
-------------------------------------------------------------------------------

Change in cash balance due to
  foreign exchange                            (411,822)                352,371
-------------------------------------------------------------------------------

(Decrease)/Increase in cash                (18,937,093)              9,350,533

Cash, beginning of period                   21,781,809               7,105,418

-------------------------------------------------------------------------------
Cash, end of period                        $ 2,844,716            $ 16,455,951
-------------------------------------------------------------------------------

Cash flow from operations per share:

Basic                                          $ (0.35)                 $ 0.23
Fully diluted                                    (0.35)                   0.23

-------------------------------------------------------------------------------

Supplemental cash flow information:

Interest paid                                $ 202,247               $ 217,101
Income taxes paid                              434,504               1,289,821
-------------------------------------------------------------------------------
Supplemental disclosure of non-cash transactions:

Shares issued for non-cash consideration       213,000               4,123,821

-------------------------------------------------------------------------------





ENVOY COMMUNICATIONS GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In Canadian dollars)
(Unaudited-Prepared by Management)

-------------------------------------------------------------------------------
For the three months ended                    March 31                March 31
                                                  2002                    2001
-------------------------------------------------------------------------------

Cash flows from operating activities:

Net earnings (loss)                      ($ 35,806,327)              $ 531,972

Items not involving cash:

Future income tax expense (recovery)        (1,565,024)                 92,471
Depreciation                                   759,810                 794,272
Goodwill amortization                          961,637                 756,149
Amortization of deferred financing charges      46,109                       -
Write-down of capital assets                   843,219                       -
Write-down of goodwill                      28,426,266                       -

Net changes in non-cash working capital balances:

Restricted cash                                 69,678                       -
Accounts receivable                         (5,139,767)              8,720,073
Prepaid expenses                               (15,320)             (1,128,140)
Accounts payable and accrued liabilities     3,083,898               1,452,310
Income taxes (recoverable) payable          (3,160,345)                (23,733)
Deferred revenue                               357,131                (369,419)
Amounts collected in excess of
  pass-through costs incurred                3,924,116                  21,580
Long-term restructuring costs                1,101,231                       -
Other                                          771,735                 217,923
-------------------------------------------------------------------------------
Net cash provided by (used in)
  operating activities                      (5,341,953)             11,065,458
-------------------------------------------------------------------------------

Cash flows from financing activities:

Long-term debt borrowings                            -                       -
Long-term debt repayments                     (105,204)             (3,493,582)
Issuance of common shares for cash                   -                 130,320
Redemption of common shares                          -                       -
Reduction in restricted cash                         -                  (8,641)
Other                                                -                (632,362)
-------------------------------------------------------------------------------
Net cash (used in) financing activities       (105,204)             (4,004,265)
-------------------------------------------------------------------------------

Cash flows from investing activities:

Acquisition of subsidiaries                   (287,119)             (2,015,346)
Purchase of capital assets                    (300,795)               (829,225)
Net proceeds on disposal of capital assets      44,049                       -
-------------------------------------------------------------------------------
Net cash (used in) investing activities       (543,865)             (2,844,571)
-------------------------------------------------------------------------------

Change in cash balance
  due to foreign exchange                     (488,383)                395,530
-------------------------------------------------------------------------------

(Decrease)/Increase in cash                 (6,479,405)              4,612,152

Cash, beginning of period                    9,324,121              11,843,799

-------------------------------------------------------------------------------
Cash, end of period                         $2,844,716             $16,455,951
-------------------------------------------------------------------------------

Cash flow from operations per share:

Basic                                           $(0.30)                  $0.10
Fully diluted                                    (0.30)                   0.10

-------------------------------------------------------------------------------

Supplemental cash flow information:

Interest paid                                  $61,503                $217,101
Income taxes paid                              167,529                 263,615
-------------------------------------------------------------------------------

Supplemental disclosure of non-cash transactions:

Shares issued for non-cash consideration       213,000                 499,997





1. Restructuring Costs and Unusual Item

For the six month period ending March 31, 2002, the Company recorded charges for restructuring activities and the write-down of goodwill and other assets totaling $36,450,709, as summarized below.

                                                            Total       Paid By
                                 Cash      Non Cash     Provision      March 31
-------------------------------------------------------------------------------
Severance                 $ 2,799,166           $ -   $ 2,799,166     $ 902,154
Write down of fixed assets          -       843,219       843,219       843,219
Lease exit costs            3,380,079       250,011     3,630,090       418,611
-------------------------------------------------------------------------------
Restructuring charge        6,179,245     1,093,230     7,272,475     2,163,984

Unusual Item (Note 2)               -       751,968       751,968             -
-------------------------------------------------------------------------------
                            6,179,245     1,845,198     8,024,443     2,163,984

Write-down of goodwill              -    28,426,266    28,426,266             -

-------------------------------------------------------------------------------
Total charges             $ 6,179,245  $ 30,271,463  $ 36,450,709   $ 2,163,984
-------------------------------------------------------------------------------


(a) Restructuring charge

In response to a general economic downturn impacting our business, management implemented a restructuring plan during the first half of this fiscal year in order to bring costs more in line with expected revenues. The restructuring involved downsizing its workforce, exiting excess office space and write-off of redundant fixed assets. Accordingly, the Company has recorded a restructuring expense of $7,272,475 (of which $386,000 was expensed in the first quarter). The restructuring includes a reduction of 125 people as well as the abandonment of 18,000 square feet of leased office space in New York city. The annual expense savings in salaries, benefits, and occupancy costs associated with this restructuring is approximately $15,750,000.


(b) Write-down of Goodwill

The Company performed an assessment of the carrying values of goodwill recorded in connection with our various businesses. The assessment was performed because a number of factors indicated that an impairment had arisen in the period ending March 31, 2002. The main indicators of impairment were significant changes in valuations of companies in the techology and marketing/advertising sectors, and significant negative industry and economic trends impacting both current operations and expected future growth rates. Based on these factors, the Company concluded that a significant permanent impairment existed with respect to the Company's goodwill and other assets, which primarily related to the goodwill associated with the businesses of Sage, Promanad and Hampel.

In quantifying the impairment charge, the Company compared the expected future cashflows of each acquisition, to the respective carrying value of the assets of the business, including assigned goodwill. The cashflow periods used ranged between 5 and 20 years, consistent with the remaining goodwill amortization period.

As a result of the review, the Company determined that the carrying values of the acquired businesses were not fully recoverable. Accordingly, the Company recorded, in the second quarter of 2002, a $28,426,266 write-down of goodwill based on the amount by which the carrying amount of the goowill exceeded the expected future cash flows calculated as described in the preceding paragraph.





Note 2. Bank Credit Facility and Long-term Debt

-------------------------------------------------------------------------------
                                                     2002                  2001
-------------------------------------------------------------------------------

Revolving credit facility                     $ 9,835,789           $ 7,841,239

Non-interest-bearing promissory note,
  repayable in semi-annual
  installments due June 30, 2002                1,309,169             2,689,781

Current portion of loans payable to
  landlords and capital leases                    313,590               434,069

                                            -----------------------------------
                                             $ 11,458,548          $ 10,965,089
                                            -----------------------------------

Long term portion of loans payable to
landlords and capital leases                    $ 833,826             $ 963,076
                                            -----------------------------------


During fiscal 2001, the Company established an extendable revolving line of credit under which it can borrow funds in either Canadian dollars, U.S. dollars or U.K. Pounds Sterling, provided the aggregate borrowings do not exceed $40,000,000 Canadian. Advances under the line of credit can be used for general purposes (to a maximum of $2,000,000), and financing acquisitions which have been approved by the lenders. As at March 31, 2002 approximately $9,800,000 has been borrowed under the facility, none of which is for general corporate purposes.

As at March 31, 2002 and September 30, 2001, the Company was not in compliance with its covenant calculations involving 12 month earnings before interest, taxes, depreciation and amortization. As the lenders have the right to demand repayment of the outstanding borrowings if the covenants are not met, the entire amount of the debt is classified as a current liability. The Company is continuing to have discussions with its lenders regarding the amendments to the terms of the facility. The lenders have indicated additional borrowings under the facility will not be permitted, other than the $2,000,0000 available for general corporate purposes.

The Company is considering all of the options available to it to finance the repayment of the non-interest bearing promissory notes due on June 30, 2002, the amounts owing under the restructuring plans, and expected cashflow shortfalls in the next six months (or other operating obligations ). These options include, additional debt or equity financing under private placements, renegotiating its bank credit facilities, renegotiating the payment terms of its promissory note, and the sale of some of its businesses.

As a result of the ongoing discussions with the lenders regarding the terms of the credit facility, and the limitations on the amounts which can be borrowed, as at March 31, 2002 the Company has written off the $751,968 remaining unamortized financing fees incurred in connection with this facility.





3. Segmented Information:

The Company provides integrated marketing communication services to its clients. While the Company has subsidiaries in Canada, the United States, the United Kingdom and Continental Europe, it operates as a global business and has no distinct operating segments

The tables below set out the following information:

-------------------------------------------------------------------------------
                   By Customer Location                      By Geographic Area
-------------------------------------------------------------------------------

March 31, 2002                      Net             Capital            Goodwill
                                Revenue              Assets
-------------------------------------------------------------------------------
Canada                     $ 11,961,610         $ 7,880,744         $ 3,251,824
United States                11,605,190             376,544           9,697,039
United Kingdom and
  Continental Europe          7,089,112           1,740,711           7,622,140
-------------------------------------------------------------------------------
                           $ 30,655,912         $ 9,997,999        $ 20,571,003
-------------------------------------------------------------------------------


March 31, 2001
-------------------------------------------------------------------------------
Canada                     $ 12,105,212         $ 7,948,932        $ 22,104,621
United States                20,843,118             691,310          16,844,740
United Kingdom and
  Continental Europe          9,258,058           1,903,402           7,856,344
-------------------------------------------------------------------------------
                           $ 42,206,388        $ 10,543,644        $ 46,805,705
-------------------------------------------------------------------------------


The Company's external net revenue by type of service is as follows:

March 31                           2002                2001
-------------------------------------------------------------------------------
Net Revenue:
      Marketing             $ 7,610,699        $ 14,260,778
      Design                 17,473,700          19,154,239
      Technology              5,571,513           8,791,371
-------------------------------------------------------------------------------
                           $ 30,655,912        $ 42,206,388



4. Subsequent Events:

On April 29, 2002 the Company issued $1,800,000 in 10% convertible debentures which mature on April 27, 2007 (the "Maturity Date"). The debentures are convertible until Maturity Date into 2.5 million units of the Company ("Units") at a Conversion Price of $.72 per Unit. Each Unit consists of one common share in the capital of the Company and one purchase warrant of the Company ("Warrant"). Each Warrant entitles the holder to purchase one common share (2.5 million commons shares in aggregate) within the earlier of (1) twelve months of the date of conversion of the debenture, and (2) the Maturity Date at a price of $.90 per common share. The net proceeds from the sale of the debenture were used for general corporate purposes.